UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

BEASLEY BROADCAST GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

3033 Riviera Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Naples, Florida 34103

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Beasley Broadcast Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) by the March 31, 2026 filing date applicable to smaller reporting companies. The Company requires additional time to complete its accounting analyses related to its evaluation of whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued and certain other analyses. In addition, the Company’s independent registered public accounting firm requires time to complete its review of the Company’s accounting analyses for the year ended December 31, 2025 to be incorporated in the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Caroline Beasley	239	263-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the completion of the Company’s annual financial statements for inclusion in the Form 10-K and the audit thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for its fiscal year ended December 31, 2025 to reflect significant changes in results of operations from the results of its operations for the Company’s fiscal year ended December 31, 2024.

The Company plans to report a Net revenue of $205.9 million for the year ended December 31, 2025, compared to Net revenue of $240.3 million for the year ended December 31, 2024. The Company also plans to report an Operating loss of approximately $229.7 million for the year ended December 31, 2025, compared to Operating income of $13.1 million for the year ended December 31, 2024. The Company expects to report a Net loss of approximately $196.5 million for the year ended December 31, 2025, compared to approximately $5.9 million for the year ended December 31, 2024.

The Net loss in the year ended December 31, 2025 includes $224.8 million of impairment losses related to FCC licenses. The Net loss in the year ended December 31, 2024 includes a $6.0 million gain on sale of an investment in Broadcast Music, Inc.

Furthermore, management anticipates that it will be disclosing in the Form 10-K that as a result of the Company’s liquidity condition, substantial doubt exists over the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Form 10-K. However, if the transactions previously reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 20, 2026 (the “Form 8-K”), close as anticipated, including the Exchange Offer and Tender Offer (as defined in the Form 8-K), the Company’s debt burden will be significantly reduced. Based on the current expected closing date of the planned transactions, the Company will re-evaluate whether substantial doubt exists over the Company’s ability to continue as a going concern for at least twelve months in conjunction with the preparation and issuance of its consolidated financial statements for the three months ended March 31, 2026.

This explanation is based on current expectations of the Company as of the date hereof and is subject to completion of the Company’s annual financial statements, which remain subject to audit by the Company’s independent registered public accounting firm. Accordingly, the Company’s final results of operations for its fiscal year ended December 31, 2025 could differ from the Company’s current expectations. The estimated results of operations presented herein will be superseded in their entirety by the more detailed discussion in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Company’s annual financial statements included in the Form 10-K upon filing of the Form 10-K with the SEC.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25, the Company’s ability to complete the work required to file the Form 10-K in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the SEC. These forward-looking statements are based on management’s current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. For a description of these factors, see the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any updating information in the Company’s subsequent SEC filings. No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this disclosure or to reflect the occurrence of unanticipated events except as required by law.

Beasley Broadcast Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026

By:	/s/ Caroline Beasley
Name:	Caroline Beasley
Title:	Chief Executive Officer